UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission file number:  0-16960

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

THE GENLYTE GROUP INCORPORATED
Full Name of Registrant

N/A
Former Name if Applicable

10350 ORMSBY PARK PLACE, SUITE 601
Address of Principal Executive Office (Street and Number)

LOUISVILLE, KY 40223
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company cannot timely file its Annual Report on Form 10-K for the year ended December 31, 2004 due to reasons that could not be eliminated without unreasonable effort or expense. The Company has experienced a delay in completing its Form 10-K resulting from the requirements under Section 404 of the Sarbanes-Oxley Act of 2002, which have taken longer to complete than expected because this is the first year for compliance with such requirements.  The Company intends to file its Form 10-K no later than fifteen calendar days following the prescribed due date.

Additionally, an accounting issue has been identified with respect to the historical treatment of the $33.8 million one-time gain related to the 1998 transaction between the Company and Thomas Industries Inc. in the formation of Genlyte Thomas Group LLC (“GTG”).  The Company has historically reported such gain in its audited financial statements as part of “accumulated other comprehensive income,” which is a component of Stockholders’ Equity.  The Company has reviewed the accounting treatment and concluded that said gain should have been recorded as “additional paid-in capital,” which is also a component of Stockholders’ Equity.  As a result, the Company will be restating its 2003 Consolidated Balance Sheet and its 2002 and 2003 Statements of Stockholders’ Equity.  This change has no impact on previously reported net income, cash flows, or total stockholders’ equity.

Management expects that (1) because PCAOB Auditing Standard No. 2 indicates that a restatement of previously issued financial statements to reflect a correction of a misstatement is a strong indicator that a material weakness in internal control over financial reporting exists, and (2) as a possible result of the identified deficiencies in certain internal controls, one or more “material weaknesses” in internal control over financial reporting may exist.  If one or more “material weaknesses” do exist, management will conclude in its report on internal control over financial reporting that its internal control over financial reporting was not effective as of December 31, 2004, and the Company expects its independent registered public accounting firm would issue an adverse opinion on the Company’s internal controls over financial reporting.  However, management does not believe that any such “material weakness” will result in an adjustment to the Company’s reported net income for the years ended December 31, 2004, 2003, 2002 or any other year or years.  Further, management believes the Company has made significant progress with respect to the internal control deficiencies identified and further expects remediation thereof to be completed in 2005.  Many of the deficiencies have already been remediated.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	William G. Ferko	502	420-9502
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2004, the Company expects to report net sales of $1,179.1 million, net income of $58.3 million and earnings per share of $4.20.  This compares to net sales of $1,033.9 million, net income of $46.3 million and earnings per share of $3.41 for 2003, for increases of 14.0%, 25.7% and 23.2%, respectively.  For further information refer to the Form 8-K filed by the Company on February 1, 2005.

THE GENLYTE GROUP INCORPORATED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By	/s/ William G. Ferko
William G. Ferko
Vice President, Chief Financial Officer & Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).